82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

SUPPL

TSX-V:KLS

RECEIVED JAN 26 2004

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REPORTS 1st QUARTER RESULTS

Wednesday, January 14, 2004, Vancouver, BC — Kelso Technologies Inc. (TSX-V:KLS) today announced its unaudited financial results for the three months ended November 30, 2003.

Kelso incurred a net loss of $162,565 compared with a net loss of $135, 447 for the same period last year. The loss was attributed to ongoing operating and research and development expenses incurred through the normal course of business.

Cash flow from financing activities was $285,489 for the period compared with $207,147 for the corresponding period last year.

Cash increased during the period by $90,877 to reserves of $219,504 at the end of the period compared with cash reserves in the prior year period of $134,135. These cash reserves will be used to continue company operations, its research and development activities and expenses related to its capital raising efforts being undertaken with Investment Banker Goldsmith Agio Helms of Minneapolis, Minnesota.

"*I am very pleased with and appreciative of the ongoing support shown by our many shareholders who have undertaken the exercise of warrants and/or done private placements into Kelso during the past year. This support enables us to move ourselves ever closer to becoming a revenue generating company. Our efforts with Goldsmith Agio Helms are progressing and we hope we will see the financial results of those efforts in the coming months. Kelso will soon cease to be exclusively an R&D company and is looking forward to entering commercialization of its JS75 SRV technology in the rail industry*," stated Stephen L. Grossman, President & CEO.

The unaudited financial statements of the Company for the first quarter of fiscal 2004 have been filed and will be available for viewing at the SEDAR web site at www.sedar.com by tomorrow.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

PROCESSED FEB 09 2004 THOMSON FINANCIAL

"John L. Carswell"
John L. Carswell, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

dw 1/30

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REPORTS 1st QUARTER RESULTS

Wednesday, January 14, 2004, Vancouver, BC — Kelso Technologies Inc. (TSX-V:KLS) today announced its unaudited financial results for the three months ended November 30, 2003.

Kelso incurred a net loss of $162,565 compared with a net loss of $135, 447 for the same period last year. The loss was attributed to ongoing operating and research and development expenses incurred through the normal course of business.

Cash flow from financing activities was $285,489 for the period compared with $207,147 for the corresponding period last year.

Cash increased during the period by $90,877 to reserves of $219,504 at the end of the period compared with cash reserves in the prior year period of $134,135. These cash reserves will be used to continue company operations, its research and development activities and expenses related to its capital raising efforts being undertaken with Investment Banker Goldsmith Agio Helms of Minneapolis, Minnesota.

"*I am very pleased with and appreciative of the ongoing support shown by our many shareholders who have undertaken the exercise of warrants and/or done private placements into Kelso during the past year. This support enables us to move ourselves ever closer to becoming a revenue generating company. Our efforts with Goldsmith Agio Helms are progressing and we hope we will see the financial results of those efforts in the coming months. Kelso will soon cease to be exclusively an R&D company and is looking forward to entering commercialization of its JS75 SRV technology in the rail industry*," stated Stephen L. Grossman, President & CEO.

The unaudited financial statements of the Company for the first quarter of fiscal 2004 have been filed and will be available for viewing at the SEDAR web site at www.sedar.com by tomorrow.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com